21004844

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21 2021
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48506

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/20 (MM/DD/YY) AND ENDING 10/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOUGLAS SCOTT SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 ALMA DRIVE, SUITE 110A
(No. and Street)

PLANO	TX	75075
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JODI ROSENBERG (972) 235-8468 X. 100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name – *if individual, state last, first, middle name*)

325 N. St. Paul Street, Ste 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JEFFREY MANN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOUGLAS SCOTT SECURITIES, INC., as of DECEMBER 16, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JODI ROSENBERG
Notary Public, State of Texas
Comm. Expires 09-02-2024
Notary ID 130807000

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUPPLEMENTAL INFORMATION

DOUGLAS SCOTT SECURITIES

CONTENTS

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8TH FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Douglas Scott Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Douglas Scott Securities, Inc. (the "Company") as of October 31, 2021, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit

procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2019.

Abington, Pennsylvania
December 15, 2021

DOUGLAS SCOTT SECURITIES, INC.

Statement of Financial Condition

October 31, 2021

ASSETS

Cash	$	74,782
Prepaid expenses		1,166
Advances to employees		1,000
Total Assets	$	76,948

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses	$	168
Total liabilities		168
Stockholder's equity:		
Common Stock, 100,000 shares authorized with $.01 par value, 1,000 shares issued and outstanding		10
Additional paid-in capital		20,890
Retained earnings		55,880
Total stockholder's equity		76,780
Total Liabilities and Stockholder's Equity	$	76,948

The accompanying notes are an integral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.

Statement of Operations

For the Year Ended October 31, 2021

Revenues:	
Concession income	$ 406,347
Reimbursement income	106,819
Loan forgiveness	189,957
Interest income	39
Total revenue	703,162
Expenses:	
Salaries and compensation	491,034
Communications	6,385
Occupancy and equipment costs	3,929
Regulatory fees and expenses	25,985
Professional fees	22,485
Other expenses	4,317
Total expenses	554,135
Net income before taxes	149,027
Provision for income taxes	-
Net Income	$ 149,027

The accompanying notes are an integral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended October 31, 2021

	Shares	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
Balances at October 31, 2020	1,000	$ 10	$ 20,890	$ (93,147)	$ (72,247)
Net Income				149,027	149,027
Balances at October 31, 2021	1,000	$ 10	$ 20,890	$ 55,880	$ 76,780

The accompanying notes are an integral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.

Statement of Cash Flows

For the Year Ended October 31, 2021

Cash Flows from Operating Activities	
Net income	$ 149,027
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in advances to employees	3,500
Increase in prepaid expenses	(1,166)
Decrease in accrued expenses	(492)
Net cash provided by operating activities	150,869
Cash Flows from Investing Activities	-
Cash Flows from Financing Activities	
Loan proceeds	95,235
Forgiveness of loans	(189,957)
Net cash provided by financing activities	(94,722)
Net increase in cash	56,147
Cash at beginning of year	18,635
Cash at end of year	$ 74,782

Supplemental Disclosures

There was no cash paid for income taxes or interest.

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Douglas Scott Securities, Inc., (the "Company"), is a direct participation broker-dealer registered with the Securities and Exchange Commission under ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). All of the Company's concession income is generated through the sale of oil and gas energy development programs for Hill Country Exploration, Inc., ("Affiliate"). The Company's customers are located throughout the United States.

Revenue Recognition

Concession income is recognized when minimum offering investment requirements are met and escrowed funds are released to the issuer from a third-party escrow agent. Related commission expense is recognized when related concession income is recognized.

Reimbursement income is recognized when the Company incurs reimbursable expenses in accordance with the Company's expense sharing agreement with its Affiliate.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

The State of Texas requires enterprises to pay a tax based on their taxable margin. The taxable margin is the lesser of: (a) 70% of revenue or, (b) 100% of revenue less (i) the cost of goods sold or (ii) compensation. Such tax is considered to be a state income tax for financial reporting purpose.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negation of litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At October 31, 2021, the Company had net capital of approximately $74,614, and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.23 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 – Income Taxes

The components of the provision (benefit) for income taxes are as follows:

Current	
Federal	$ --
State	--
Total Current	--
Deferred	
Federal	--
State	--
Total Deferred	--
Net Current and Deferred Tax Expense	$ --

Net operating losses incurred in prior years that may be used to offset future federal taxable income expire as follows:

Year Expiring	
2036	18,373
2038	5,324
2040	125,601
2041	39,525
	188,823

Significant components of the Company's deferred tax assets are as follows:

Deferred tax assets:	
Net operating losses	39,653
Less: valuation allowance	(39,653)
	--

Note 3 – Income Taxes, continued

The Company has established a valuation allowance for uncertainties regarding the realization of net deferred tax assets. The valuation allowance decreased $8,300 during the year ended October 31, 2021. The change in valuation allowance is due to income earned during the year that was offset by the Company's net loss carryforward. The difference between the provision for income taxes and the amount that would result from applying the Federal statutory tax rate to income before provision for income taxes is primarily due to state taxes, nondeductible items, and deferred tax assets not benefited.

Note 4 – Related Party Transactions

All concession income for the year ended October 31, 2021 was earned from sales of partnership interest in programs sponsored by an Affiliate. The Company also has an expense sharing agreement with this Affiliate whereby it provides office space and incurs certain general and administrative expenses for the benefit of the Company. The Company reports these expenses and related reimbursement income in the statement of income.

As described in the preceding paragraph, the Company is economically dependent on an Affiliate. The Company's financial position and results of operations could be significantly different if the Company was independent of its Affiliate.

Note 5 – Paycheck Protection Plan ("PPP") Loan

The Company received loan proceeds in the amount of approximately $95,235 in 2021 and $94,722 in 2020 under the Paycheck Protection Program ("PPP"). These PPP loans, established as part of the Coronavirus Aid, Relief and Security Act ("CARES Act"). These loans were part of the PPP as amended by the Economic Aid Act which provided for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four week period. During the year the received 100% forgiveness on this loan provided by the PPP. The company received 100% forgiveness for both loans in 2021 which amounted to approximately $189,957. During the previous year, the company had made a payment on the first PPP loan to the lender for $21,778 toward the PPP loan, however the Small Business Administration returned that payment of $21,778 to the company believing even that amount was due the company based on their application for the PPP loan.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

As of

October 31, 2021

Schedule I

DOUGLAS SCOTT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of October 31, 2021

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 76,780
Add:	
Other deductions or allowable credits	
Total capital and allowable subordinated liabilities	76,780
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	(1,166)
Advances to employees	(1,000)
Net capital before haircuts on securities positions	74,614
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):	
Net capital	$ 74,614

Aggregate Indebtedness

Items included in statement of financial condition	
Accrued Liabilites	$ 168
Total aggregate indebtedness	$ 168

The accompanying notes are an integral part of these financial statements.

Schedule I (continued)

DOUGLAS SCOTT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of October 31, 2021

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	11
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of minimum required	$	69,614
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar net capital requirement	$	68,614
Ratio: Aggregate indebtedness to net capital	0.23	to 1

Reconciliation with Company's Computation

Net capital as reported in the Company's Part II of Form X-17a-5 as of October 31, 2021	$	75,780
Prepaid expenses		(1,166)
Net capital as reported in the Company's Audited Financial Statements	$	74,614

The accompanying notes are an integral part of these financial statements.

Schedule II & III

DOUGLAS SCOTT SECURITIES, INC.
Computation For Determination Of Reserve Requirements And
Information Relating To Possession Or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
October 31, 2021

The Company is considered a "Non-Covered Firm" exempt from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers."

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8TH FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Douglas Scott Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Douglas Scott Securities, Inc. (the "Company") identified that it is considered a "Non-Covered Firm" exempt from provisions of 17 C.F.R. §15c3-3 and is filing its Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to primary sales of oil and gas direct participation program sales. (2) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Douglas Scott Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville + Company

Abington, Pennsylvania
December 15, 2021

Douglas Scott Securities, Inc. Exemption Report

Douglas Scott Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3, and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) primary sales of oil and gas direct participation program sales.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Jeffrey Mann, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

President

Date of Report: October 25, 2021

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

GOVERNANCE OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors of
Douglas Scott Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended October 31, 2021. Management of Douglas Scott Securities, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended October 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended October 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended October 31, 2021, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United

States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended October 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Sanville + Company

Abington, PA
December 15, 2021

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 10/31/2021
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-48506 FINRA OCT 11/01/1995
DOUGLAS SCOTT SECURITIES INC
1700 ALMA DR STE 110A
PLANO, TX 75075

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JODI ROSENBERG (972) 235-8468

2. A. General Assessment (item 2e from page 2) $______

B. Less payment made with SIPC-6 filed (**exclude interest**) (669.55)

______ Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $(669.55)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DOUGLAS SCOTT SECURIITES, INC.
(Name of Corporation, Partnership or other organization)

Jodi Rosenberg
(Authorized Signature)

Dated the 13th day of December , 2021 .

EXECUTIVE VP, CFO, CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form *for a period of not less than 6 years, the latest 2 years in an easily accessible place.*

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 11/01/2020
and ending 10/30/2021

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 703,162

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

OIL & GAS DPP RELATED REVENUE & PPP LOAN REVENUE 703,162

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0.00

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0.00

Enter the greater of line (i) or (ii) $0.00

Total deductions ______

2d. SIPC Net Operating Revenues $0

2e. General Assessment @ .0015 $0

(to page 1, line 2.A.)